June 27, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:  Kevin Woody, Branch Chief

Re:	Chanticleer Holdings, Inc. (File No. 000-29507) (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 6, 2011

Dear Mr. Woody:

The purpose of this letter is to provide the Company’s response to June 23, 2011 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

Item 9(A)T: Controls and Procedures
Evaluation of disclosure controls and procedures, page 48

COMMENT 1.
Please tell us how you determined it was appropriate to include the statement “and with the assistance of a third party consultant who has been engaged to assist the Company in preparing its financial statements and its filings with the SEC” within your evaluation of disclosure controls and procedures.  Further, please tell us how you complied with Item 307 of Regulation S-K or tell us how you determined it was appropriate to make your determination “as of the date of this report” instead of as of December 31, 2010.

Response:
The Company previously had an SEC review of our 2008 10-K in which we agreed with the SEC on the revised disclosure of certain material weaknesses and that in addition to expanding the duties of the audit committee and adding a second check signer, a third step was adding the third party consultant who assisted the Company in disclosure compliance.  We have now completed these steps and feel that any weakness, due primarily to a limited staff, is mitigated by the steps taken.  Regarding the Company’s compliance with Item 307 of Regulation S-K, we note that the date should have read as of December 31, 2010 and we will make this change in our SEC filings going forward.

11220 Elm Lane ∙ Suite 203 ∙ Charlotte, NC 28277
Phone 704-366-5122 ∙ Fax 704-366-2463

Exhibit 31.1

COMMENT 2.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a).  Specifically, we note you have replaced the word “report” with “annual report” in paragraphs 2 and 3, you have removed the phrases “including its consolidated subsidiaries” and “within those entities” from paragraph 4a, you have removed the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4d, and you have removed the phrase “of internal control over financial reporting from paragraph 5.  Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response:	The Company recognizes all the changes mentioned in comment 2 above and we will make these changes to our certifications in our SEC filings going forward.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Chief Executive Officer